FORM C-AR

Annual Company Report 2023
Venture on Country Club, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	Venture on Country Club, LLC
State of Organization (not necessarily where the company operates, but the State in which the Company was formed)	Arizona
Date Company Was Formed (from the Company's Certificate of Incorporation)	May 28,2021
Kind of Entity (Check One)	_____ Corporation __X__ Limited Liability Company _____ Limited Partnership
Street Address	5227 N 7th Street, Phoenix, AZ 85014
Website Address	www.neighborhood.ventures

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Jamison Manwaring	
All positions with the Company and How Long for Each Position	Position: CEO and Managing Partner Neighborhood Ventures Inc, manager of Neighborhood Management, LLC, manager of the Company	How Long? Since 2017
Business Experience During Last Three Years (Brief Description)	Co-founder, Managing Partner and CEO of Neighborhood Ventures, Inc.	
Principal Occupation During Last Three Years	CEO of a real estate crowdfunding business.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

Person #2

Name	John Kobierowski	
All positions with the Company and How Long for Each Position	Position: President and Managing Partner of Neighborhood Ventures Inc, manager of Neighborhood Management, LLC, manager of the Company	How Long? Since 2017
Business Experience During Last Three Years (Brief Description)	President & CEO ABI Multifamily	
Principal Occupation During Last Three Years	Real Estate Broker	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: ABI Multifamily	Business: Real Estate

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Jamison Manwaring
Name	John Kobierowski

§227.201(d) – The Company's Business and Business Plan

About the Project

The Company purchased a 120-unit hotel located at 1410 S Country Club, Mesa, Arizona 85210 (the "Property") and will convert the Property into a multi-family residential apartment building once rezoning has been approved (Spring, 2023) (the "Project").[1]

The Property was originally built in 1985 and consisted, as purchased, of 120 units - 35 studio units, 73 one-bedroom and one-bathroom units, and 12 two-bedroom and two-bathroom units. It was being operated as a hotel, but the Company's plan was to convert it into a traditional multi-unit rental building. Zoning approval was required for this conversion and was expected to take about 12 months to obtain.

While the approval process was underway, the Company renovated the existing units in anticipation of the conversion, and then rented them as short-term stay AirBNB style units to generate immediate cash flow. Renovations began as soon as the Property was acquired and were completed within four months.

The Company engaged Eastfield Contracting, a third-party contractor, to complete the renovations. The total renovation budget was expected to be $600,000 but final total costs totalled $1,626,161. $100,000 was originally earmarked for both exterior and common area upgrades including painting, improvements to the front building facade, landscaping, improvements to the gym, lobby, and mail facilities and for the creation of a shared workspace exclusively for residents. $500,000 was planned to be used for improvements to the 120 units to include painting, replacement flooring, fixtures, and appliances. Eastfield Contracting has completed renovations for the last five Projects purchased by Neighborhood Ventures.

The Company has engaged Sundial Real Estate as property manager.[2] Sundial manages the Property with the help of a live-in property manager, available for day-to-day management issues.

Short-term leases were structured to renew no more than every 30 days until the appropriate permitting and zoning is approved to convert the property to multifamily units.

Short-term bookings are marketed and managed by the Effortless VR(83 units), and Sundial Real Estate (40 units)Once entitlements are approved, the Property will be leased up as a traditional multi-unit apartment and managed by Sundial Real Estate. The Company expects the Property to be fully leased and stabilized approximately six months after entitlements are approved.

It is anticipated that the property will either be sold or refinanced in another 2 years. The renovation of the units has brought them up to market value. When the property was purchased the current market monthly rents for comparable units in this area were:

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[1] https://www.google.com/maps/place/1410+S+Country+Club+Dr,+Mesa,+AZ+85210/@33.3899223,-111.8432573,17z/data=!4m5!3m4!1s0x872ba811c7043239:0xfa189a40af90dd88!8m2!3d33.3899263!4d-111.8410686
[2] www.sundialaz.com

- Studio unit - $751
- One-bedroom unit - $877
- Two-bedroom unit - $1,134

After renovations are completed and rezoning has been approved, the Company expects to achieve the following rents:

- Studio unit - $825
- One-bedroom unit - $920
- Two-bedroom unit - $1,350

See Exhibit F for a more detailed analysis of rental comparables.

Past Projects

The sponsor of the Project is Neighborhood Ventures. Neighborhood Ventures was launched in 2017. Since then, it has successfully raised funds for 13 real estate projects on its website using Arizona's Intrastate Crowdfunding Law.[3] [4]

All 13 of the offerings reached their maximum offerings goals, ranging from $500,000 to $3.5 million, often selling out before the target date. The most recent offering, Venture on 12th Place, reached 100% of the maximum goal offered in Arizona in under a week.

All of Neighborhood Ventures' projects have been multifamily projects to date, except for Venture on Broadway, which is their first retail project. The projects have ranged in size from 8 to 120 units and one, Venture on 66th, was purchased and operated by Neighborhood Management LLC as an Airbnb for a year before it was sold.

Six projects, Venture on Wilson, Venture on Marlette, Venture on 66th, Venture on VIlla Hermosa, Venture on 19th, and Venture on Williams have completed the full cycle, from raising funds through renovation and stabilization, and have been sold, returning all equity and the full 12% preferred offered to investors. Three more, Venture Mountain View, Venture on Country Club and Venture on Elden are now stabilized and generating cash flow for investors. One property, Venture on Central is stabilized and expected to be paying distributions to investors by Q2 of 2023. And the final three properties, Venture on Broadway, Venture on 12th Place and Venture at Route 66 are currently in the renovation phase.

About the Market

Phoenix has much lower business and living costs than neighboring California. Longer-term, this is expected to keep attracting businesses and residents to the area. In fact, three out of the top five metros from which residents relocated in 2020 were in California. The arbitrage has also benefited the well-paying

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[3] www.neighborhood.ventures

[4] https://www.quarles.com/publications/%E2%80%8Balmost-everything-you-need-to-know-about-arizona%E2%80%99s-new-crowdfunding-law/

high-tech sector in Phoenix, dubbed the Silicon Desert. It now accounts for about 5.4% of employment, +0.4% above the national average.

Phoenix has a favorable demographic profile for multifamily rentals, with Millennials making up about 21 percent of the population. More importantly, this cohort is expected to grow faster than the national average over the next five years. Helping to keep the metro young is Arizona State University, which had over 125,000 students enrolled for fall 2020 with about 75,000 indicating they would live in Phoenix.

The metro's economy has transitioned over the past 20 years to include higher-paying sectors, such as professional services, education, and financial activities. Phoenix has become a financial center with about 9% of jobs in this sector compared to 6% nationally, in addition to having 17% of jobs in the well-paying professional services sector compared to about 14% nationally. As a bonus, these jobs can also be performed remotely.[5]

The Project is located in the Southwest Mesa Submarket (zip codes 85202, 85204 and 85210) which had a total population of approximately 149,361 in 2019. Median family income was $49,846, with 27,439 renter-occupied housing units at that time. Rents have averaged $1,152 per month in 2021.[6]

Databex, the Arizona construction project database developed and maintained by BEX Companies (fka Arizona Builders Exchange), lists 25 projects recently completed, in active planning or under construction in the three ZIP Codes making up the Southwest Mesa Submarket.

These projects total $777.3 million in scope and include nearly all types of commercial and residential development, including multifamily, transportation, industrial, infrastructure, education and urban expansion. They include:

> **Downtown Mesa**, the pedestrian-friendly hub of activity for the region offering a wealth of opportunities for business owners, consumers, and art enthusiasts alike. Downtown's cultural anchor, the renowned Mesa Arts Center draws over 387,000 patrons to events in its facilities annually.[7] Downtown Mesa has 7,000 employees, 3,000 residents, and more than 11,000 daily visitors.[8]

> Businesses established in Downtown Mesa are strategically located to take advantage of a large workforce that is accessible by three integrated freeways: the Superstition (US 60), Price (101), and Red Mountain (202), as well as, the first extension of Phoenix Metro Light Rail at Sycamore & Main Street.

> **The Fiesta District**, a 1.15 square mile business district featuring cutting-edge industry clusters, with Class A offices and hotels and having benefited from $519 million in redevelopment efforts

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[5] https://multifamily.fanniemae.com/media/8156/display
[6] https://censusreporter.org/profiles/04000US04-arizona/
[7] https://www.mesaartscenter.com/
[8] https://www.selectmesa.com/business-districts/downtown-mesa

over the last few years including tax relief programs and a $12 million streetscape program on Southern Avenue.[9]

Valley Metro Light Rail operates the region's high-capacity transit system. Currently a 28.2-mile light rail line serving the cities of Phoenix, Tempe, and Mesa in Arizona, an additional 40 miles of line is in various phases of planning.[10]

About the Developer

The Company is managed by Neighborhood Management, LLC, (the "Manager" or "Sponsor") an Arizona limited liability company. The Manager of Neighborhood Management, LLC is Neighborhood Ventures Inc ("Neighborhood Ventures).[11] You can learn more about Neighborhood Ventures by watching this video.[12]

The principals and executives of Neighborhood Ventures are John Kobierowski and Jamison Manwaring.

Jamison Manwaring is Co-founder, Managing Partner, and CEO of Neighborhood Ventures.[13] In 2020 he was selected as Phoenix Business Journal's 40 under 40. Before launching Neighborhood Ventures, he served as the Vice President of Investor Relations at LifeLock and assisted the company in its successful sale to Symantec in February of 2017.

Before working at LifeLock, Jamison was a technology analyst at Goldman Sachs where he participated in over a dozen software IPOs including Tableau, Alarm.com, and LifeLock. Jamison graduated from the University of Utah with a BS in Finance.

John Kobierowski is Co-founder, Managing Partner, and President of Real Estate at Neighborhood Ventures.[14] He also co-founded ABI Multifamily in September 2013. In 2020 he became a contributing member of the Forbes Real Estate Council. John has over 25 years of commercial real estate experience. He bought his first small apartment building while still in college.

Over the course of his career, he has personally closed over 1,400 multifamily transactions, developed over 800 condominium units, and owned over 1,000 apartment units, homes, and condos. Prior to founding ABI, he was a founding adviser of Hendricks & Partners (Berkadia).[15] John graduated from Arizona State University with a Bachelor of Science - Liberal Arts with a minor in Business and a concentration in Engineer and Architecture. In addition to being the co-founder to Neighborhood Ventures, and a local executive at ABI Multifamily, he owns The Grid Works co-working space in Uptown Phoenix.[16]

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[9] https://www.selectmesa.com/business-districts/fiesta-district
[10] https://www.valleymetro.org/project
[11] https://neighborhood.ventures/
[12] https://www.smallchange.co/projects/Venture-on-Country-Club
[13] https://www.linkedin.com/in/jamison-manwaring-a8188625/
[14] https://www.linkedin.com/in/johnkobierowski/
[15] https://www.abimultifamily.com/
[16] https://www.thegrid.works/

Key Deal Points

- **Re-use.** Conversion of a hotel into much needed housing.
- **Experienced developer.** This team has completed multiple housing projects
- **Quick turn-around.** Quick conversion to ensure operating cash flow.
- **Three-year plan**. Re-financing or sale planned in three years
- **Flexible capital stack**. Funds raised and ready to fill an equity gap if needed.

About the Finances

Project acquisition and development costs are expected to total approximately $14,767,000 million. The Company expects to finance the Project through a bank loan of 70% - 80% of the Project cost with the remainder being financed through the three offerings described above.

Two scenarios for anticipated sources and uses for the Project are outlined in the table below, although more are possible.

Uses	70% bank loan	80% bank loan
Acquisition Costs	$13,200,000	$13,200,000
Renovation	$600,000	$600,000
Closing costs and reserves	$967,000,000	$967,000,000
Total project cost	**$14,767,000**	**$14,767,000**
Sources		
Bank loan	$10,336,900	$11,813,600
Arizona IntraState offering	$2,000,000	$1,500,000
Reg CF offering	$1,000,000	$1,000,000
Neighborhood Ventures Fund	$1,430,100	$453,400
Total	**$14,767,000**	**$14,767,000**

Annual cash flow distributions to Investors averaging 6% started in December 2021. The Company plans to either sell or refinance the Property after three years. Upon the liquidation or refinance of the Property the Company shall provide a true-up to Investors to bring returns up to 12%. If there are sufficient funds available, and only after all Investors have received their 12% preferred return and equity back, an additional 3% preferred return may be distributed to the Neighborhood Ventures Fund. For more detail, see "About the Return."

Address	Sales Price	Date	Size	Per .s.f
1006 West Main St , Mesa AZ 85201	$13,150,000	05/21	63,780 sq ft	$206.18
1711 South Extension Road, Mesa AZ 85210	$65,800,000	03/21	259,898 sq ft	$253.18
123 North RObson Street, Mesa AZ 85201	$16,500,000	03/21	62,210 sq ft	$253.03
1464 South Stapley Drive, Mesa AZ 85204	$56,400,000	01/21	216,242 sq ft	$260.82
Venture on Country Club 1410 S Country Club Dr, Mesa AZ 85210	$13,200,000	08/21	56, 735 sq sf	$232.66

For more detail review Exhibit E: Sales Comparables and Exhibit A: Operating Proforma

Investor Return

As specified under the Operating Agreement, all distributions are being made in the following order of priority, after all expenses, including debt service and fees:

1) First, to the Investor Members until they have received a full return of their investment.
2) Second, to the Investor Members until they have received a compounded annual return of 12% per year.
3) Third, to the Fund until it has received an additional compounded annual return of 3% per year.
4) Fourth, to Neighborhood Management.

Annual cash flow distributions to Investors averaging 6% started in December 2021 and $14,760 was distributed in 2021 and $335,670 in 2022.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
● This information should be based on employees at the end of the fiscal year, not those you intend to hire.
● Include both full-time and part-time employees.
● Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase Investor Shares, you will become an owner of the Company, which is an Arizona limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated June 25, 2021 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "Operating Agreement." A copy of the Operating Agreement is attached as Exhibit D: Operating Agreement.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the Operating Agreement, the source of the distribution is immaterial. Instead, all distributions will be made as described above.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Your Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has no class of securities other than Investor Shares.

Dilution of Rights

Under the Operating Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Jamison Manwaring and John Kobierowski own a majority of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Manwaring and Mr. Kobierowski effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares were determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
John Kobierowski	$125,000	0%	Indefinite	

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

The Company raised capital through three different offerings, all conducted at the same time:

1. We raised $572,000 through this Regulation CF offering.
2. We raised $2,764,000 through an offering conducted under the Arizona intrastate crowdfunding laws.
3. We raised $2,545,398 through an offering conducted under SEC Rule 506(b) to Neighborhood Ventures Fund, LLC (the "Fund"), an affiliate.

227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Acquisition Fee	Acquisition of Property	Manager or Affiliate	Affiliate	The greater of (i) 6% of the capital raised in the Arizona intrastate offering or (ii) $50,000; PLUS 6% of the capital invested by the Fund
Investor Relations & Technology Fee	Disposition of property	Manager or Affiliate	Affiliate	The greater of (i) 3% of the capital raised in the Arizona intrastate offering or (ii) $25,000

227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year, the Company operated the property as a short term rental.The property is maintaining cash flow and we expect to have a strong first quarter in 2023.

Liquidity

The balance sheet attached reflects our cash on hand. See Exhibit C: Financial Statements, attached.

Capital Resources

As of December 31, 2022 our capital resources consist of $160,812.43 in cash. We have no ready access to additional capital.

Changes and Trends

Since the date of our original Form C, Venture on Country Club LLC purchased the 120-Unit building at 1410 S Country Club Dr. Mesa, AZ 85210. All 120 units have been renovated and converted to short term rentals. We are working with the city on the rezoning the property to residential, at which time we will convert them to long-term rentals.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: OPERATING PRO-FORMA

	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23	Jan-24	Feb-24	Mar-24	Apr 23 - Mar 24
INCOME													
Total Income	$177,100	$181,320	$162,100	$159,620	$145,875	$144,125	$145,875	$144,125	$145,875	$145,875	$140,625	$145,875	$1,838,390
OPERATING EXP													
BK CHG & CR CRD FEES	-	-	-	-	-	-	-	-	-	-	-	-	-
Computer, Wifi, Phone & TV	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800	1,800	21,600
Landscaping	400	400	400	400	400	400	400	400	400	400	400	400	4,800
Management Payroll	-	-	-	-	-	-	-	-	-	-	-	-	-
Maintenance Payroll	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	15,600
Professional Fees/Acct.)	-	-	-	-	-	-	-	-	-	-	-	-	-
Repairs and Maintenance	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	18,000
Supply & Linen	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	14,400
Utilities	8,600	8,600	8,600	8,600	8,600	8,600	8,600	8,600	8,600	8,600	8,600	8,600	103,200
Insurance	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Real Estate Taxes	6,704	6,704	6,704	6,704	6,704	6,704	6,704	6,704	6,704	7,039	7,039	7,039	81,453
TOTAL OPERATING EXP	23,504	23,504	23,504	23,504	23,504	23,504	23,504	23,504	23,504	23,839	23,839	23,839	283,053
NET OPERATING INCOME	153,596	157,816	138,596	136,116	122,371	120,621	122,371	120,621	122,371	122,036	116,786	122,036	1,555,337

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money. When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Investor Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks from COVID-19. As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression, and possibly in history. Although the U.S. economy is recovering quickly, the recovery is not uniform across all industries, places, and demographic groups. Although we believe our project will be successful, the truth is that nobody knows from sure how the pandemic will affect the residential rental market over the long term.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. The property is currently operated as a hotel. After buying the property, we intend to undertake renovations and convert the units to rentals. There is no guaranty that we will receive the zoning approvals required to make this change. In addition, like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

New Use. The property has been operated as a hotel for many years, and we will need to engage in extensive marketing to let local residents know that the use has changed and apartments are available.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Value Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company intends to renovate the Project. Construction can be time-consuming and is fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Incomplete Due Diligence: The Company has performed significant "due diligence" on the property, meaning it will has sought out and reviewed information about the property. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Company has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Company cannot verify all the information it receives independently. It is also possible that the Company has reached inaccurate conclusions about the information it reviewed.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Jamison Manwaring will manage all aspects of the Company and its business. Furthermore, if Jamison Manwaring or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

No Market for the Investor Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Investor Shares:

- There will be no public market for your Investor Shares, meaning you could have a hard time finding a buyer.
- Under the Operating Agreement, the Investor Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.
- The Manager has the right to impose conditions on the sale of Investor Shares, and these conditions might not be acceptable to you.
- If you want to sell your Investor Shares, the Manager has a first right of refusal to buy them.
- By law, you may not sell your Investor Shares unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your Investor Shares until the Company is dissolved.

We Might Need More Capital. The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political

conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. This Offering does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although we believe you have all the information you need to make an informed decision, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.
- It is possible that our Manager will be involved with real estate projects that are competitive with the Company's project, directly or indirectly.
- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the property would be sold so you can realize a profit from your investment, while management might want to continue operating the property.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.
- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Future Investors Might Have Superior Rights. If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company will not be Subject to the Corporate Governance Requirements of the National Securities Exchange. Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

The Investment Agreement Limits Your Rights. The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares. In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Phoenix, Arizona, which might not be convenient for you.

- You would not be entitled to a jury trial.
- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.
- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The Operating Agreement Limits Investor Rights. The Operating Agreement limits your rights in some important respects. For example:

- The Operating Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the Operating Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.
- The Operating Agreement limits your right to obtain information about the Company and to inspect its books and records.
- Disputes under the Operating Agreement will be governed by Arizona law and handled in Arizona courts.
- The Operating Agreement restricts your right to sell or otherwise transfer your Investor Shares.

EXHIBIT C: FINANCIAL STATEMENTS

 03 / 24 / 2023

I, Jamison Manwaring, certify that:

1. The financial statements of VENTURE ON COUNTRY CLUB LLC included in this Form are true and complete in all material respects; and
2. Since VENTURE ON COUNTRY CLUB LLC was formed on 6/1/2021, tax returns have been filed for 2021, but not yet for 2022 (an extension has been filed).

VENTURE ON COUNTRY CLUB, LLC

BY: Neighborhood Management, LLC, the manager

By _____

Jamison Manwaring, Manager

Venture on Country Club

Profit and Loss
January - December 2022

	TOTAL
Income	
Effortless Rental Income	732,755.17
Sundial Other Income	17,715.96
Sundial Rental Income	302,657.92
Wanderjaunt Rental Income	275,593.17
Total Income	**$1,328,722.22**
GROSS PROFIT	**$1,328,722.22**
Expenses	
Advertising	7,773.77
Bad Debts	8,254.12
Bank Service Charges	1,361.70
Credit Reports	2,149.00
Depreciation Expense	567,405.00
Exterminating	2,565.00
Fund America Fees	-2,321.50
Insurance Expense	65,439.84
Interest Expense	659,961.64
Interest Payments	17,500.00
Total Interest Expense	**677,461.64**
Management Fees	**228,577.57**
Office Supplies	2,009.84
Operating Expenses	
Appliance Repair	734.95
Cleaning/Cleaning Supplies	62,779.86
Electrical	604.62
Furnishings	1,869.58
Gate/Fence Repair	2,176.25
Glass/Blinds	4,343.80
Grounds Maintenance	8,461.27
Hardware	11,883.70
Landscaping	8,905.00
Maint Contact Ctr	3,547.00
Maintenance Labor	57,498.63
On Site Storage	2,070.77
Plumbing	5,519.80
Pool Repairs	9,713.59
Security	9,902.00
Total Operating Expenses	**190,010.82**
Postage and Delivery	685.64
Professional Fees	**18,160.26**
Small change Fees	6,500.00

Venture on Country Club

Profit and Loss

January - December 2022

	TOTAL
Software & Apps	276.93
Taxes	**36,144.58**
Utilities	**122,813.95**
Total Expenses	**$1,935,268.16**
NET OPERATING INCOME	**$ -606,545.94**
NET INCOME	**$ -606,545.94**

Doc ID: 33b5e7ac2d6ee72977f74cf53590db9abec9ee74

Venture on Country Club

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Effortless Country Club	0.00
Venture on Country Club LLC	159,624.28
Total Bank Accounts	**$159,624.28**
Other Current Assets	
Due To/From	
Due To/From Effortless Management	-4,476.76
Due To/From Fund America	0.00
Due To/From NV Mgmt	-8,125.00
Due To/From Route 66th	0.00
Due To/From Sundial	56,568.07
Due To/From WanderJaunt	0.00
Due To/From Williams	0.00
Total Due To/From	**43,966.31**
Total Other Current Assets	**$43,966.31**
Total Current Assets	**$203,590.59**
Fixed Assets	
Accumulated Depreciation	-785,097.00
Acquisition Fee	165,480.00
Closing Costs	242,525.61
Soft Costs	42,053.69
Interest	542,595.11
Total Soft Costs	**584,648.80**
Total Closing Costs	**827,174.41**
Construction Management Commiss	28,000.00
Dog Area	3,216.59
Furniture and Equipment	66,731.18
Land	13,200,000.00
Renovations	10,651.69
1000 General Requirements	
1010 Construction Management	21,000.00
1012 General Labor and Material	600,199.88
Total 1000 General Requirements	**621,199.88**
2000 Site Prep	
2020 Dumpster and Removal	18,903.58

Doc ID: 33b5e7ac2d6ee72977f74cf53590db9abec9ee74

Venture on Country Club

Balance Sheet
As of December 31, 2022

	TOTAL
Total 2000 Site Prep	**18,903.58**
3000 Exteriors	147.36
3030 Exterior Prep and Paint	46,136.14
3031 Landscaping	16,809.31
3032 2nd Dumpsters Enclosure	809.46
3033 Lighting Upgrades	9,504.92
3034 Signage	9,449.47
3035 Landscape Perimeter	11,397.08
3036 Landscape Courtyard-Pool	1,365.37
Pool Re-surfacing	7,043.22
Total 3036 Landscape Courtyard-Pool	**8,408.59**
3037 Pool Furniture	9,698.87
3038 Gazebo Area	4,395.13
3039 Misc.	32,056.89
3040 Doors	11,930.27
3041 Fascia	6,080.77
Total 3000 Exteriors	**166,824.26**
4000 Interiors	
4040 Appliances	197,175.08
4041 Flooring	177,819.46
4042 Paint	32,552.85
4043 Doors	46,842.82
4044 Door Hardware	5,815.18
4045 Countertops	33,676.97
4046 Cabinet Paint and Hardware	15,141.31
4047 Window Coverings	16,670.06
4048 Bath Vanity Top	6,958.47
4049 Towel Racks, etc	7,148.33
4050 AC Units	24,495.94
4051 Misc. Plum. and Elect.	34,146.52
4052 Lighting	18,291.55
4053 Final Cleans	12,511.60
4054 Toilets	22,254.57
4055 Unexpected Plumbing	45,581.45
Tub Refinishing	5,164.56
Washer/Dryers	16,443.46
Total 4055 Unexpected Plumbing	**67,189.47**
4056 New Interior Walls	17,571.04

Doc ID: 33b5e7ac2d6ee72977f74cf53590db9abec9ee74

Venture on Country Club

Balance Sheet
As of December 31, 2022

	TOTAL
Total 4000 Interiors	**736,261.22**
5000 Common Area	1,475.00
5050 Gym Unit Conversion	5,392.43
5051 Bfast area conv. to Gym	6,603.51
5052 Clubhouse Upgrades	7,262.11
5053 Conference Room Upgrades	4,787.14
5054 Co-Work Office Clean up	17,087.48
5055 Mailboxes	25,514.79
5056 Package Delivery Boxes	370.00
Internet Installation	30,691.44
Total 5000 Common Area	**99,183.90**
Uncategorized Expense	0.00
Total Renovations	**1,653,024.53**
Total Fixed Assets	**$15,158,529.71**
TOTAL ASSETS	**$15,362,120.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One	-32,490.43
Fidelity	0.00
Lowes	-9,137.33
Total Credit Cards	**$ -41,627.76**
Other Current Liabilities	
Bridge Loans	**125,000.00**
Due from Effortless	**0.00**
Due To Effortless	-6,264.60
Tenant Deposits	40,371.93
Total Other Current Liabilities	**$159,107.33**
Total Current Liabilities	**$117,479.57**
Long-Term Liabilities	
Holdback	0.00
Mortgage Payable	11,000,000.00
Reserves	0.00
Total Long-Term Liabilities	**$11,000,000.00**
Total Liabilities	**$11,117,479.57**

Venture on Country Club

Balance Sheet
As of December 31, 2022

	TOTAL
Equity	
Preferred Equity	
Arizona Crowdfunding	2,764,000.00
Distribution	-180,610.00
Total Arizona Crowdfunding	**2,583,390.00**
Fund	2,170,000.00
Fund Distributions	-121,700.00
Total Fund	**2,048,300.00**
National Offering	572,000.00
Distributions	-33,360.00
Total National Offering	**538,640.00**
Total Preferred Equity	**5,170,330.00**
Retained Earnings	-319,143.33
Net Income	-606,545.94
Total Equity	**$4,244,640.73**
TOTAL LIABILITIES AND EQUITY	**$15,362,120.30**

Doc ID: 33b5e7ac2d6ee72977f74cf53590db9abec9ee74

Venture on Country Club

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-606,545.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due To/From:Due To/From Effortless Management	-1,963.77
Due To/From:Due To/From Fund America	96,000.00
Due To/From:Due To/From NV Mgmt	13,125.00
Due To/From:Due To/From Route 66th	0.00
Due To/From:Due To/From Sundial	-44,340.31
Due To/From:Due To/From WanderJaunt	7,675.10
Due To/From:Due To/From Williams	4,973.41
Capital One	-75,373.07
Lowes	-9,137.33
Bridge Loans:Jack Lipton Bridge Loan	-500,000.00
Bridge Loans:John Kobierwoski Bridge Loan	125,000.00
Due from Effortless	782.35
Due from Effortless:Due From Effortless VRBO	0.00
Due To Effortless	-6,264.60
Due to Nick/Jess (deleted):Cleaning (deleted)	-1,386.25
Due to Nick/Jess (deleted):Management (deleted)	-2,903.95
Tenant Deposits	37,390.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-356,422.49**
Net cash provided by operating activities	**$ -962,968.43**
INVESTING ACTIVITIES	
Accumulated Depreciation	567,405.00
Acquisition Fee	-60,480.00
Closing Costs	-5,078.14
Closing Costs:Soft Costs	-28,927.98
Closing Costs:Soft Costs:Interest	-215,509.87
Construction Management Commiss	-28,000.00
Dog Area	-3,216.59
Furniture and Equipment	-6,564.83
Renovations	-11,310.43
Renovations:1000 General Requirements:1010 Construction Management	-9,000.00
Renovations:1000 General Requirements:1012 General Labor and Material	-284,589.88
Renovations:2000 Site Prep:2020 Dumpster and Removal	-9,560.99
Renovations:3000 Exteriors	-147.36
Renovations:3000 Exteriors:3030 Exterior Prep and Paint	-160.11
Renovations:3000 Exteriors:3031 Landscaping	-13,098.83
Renovations:3000 Exteriors:3032 2nd Dumpsters Enclosure	-809.46
Renovations:3000 Exteriors:3033 Lighting Upgrades	-528.29
Renovations:3000 Exteriors:3034 Signage	-1,630.75
Renovations:3000 Exteriors:3035 Landscape Perimeter	-6,714.92
Renovations:3000 Exteriors:3036 Landscape Courtyard-Pool	-725.97
Renovations:3000 Exteriors:3036 Landscape Courtyard-Pool:Pool Re-surfacing	-1,412.68

	TOTAL
Renovations:3000 Exteriors:3037 Pool Furniture	-431.38
Renovations:3000 Exteriors:3038 Gazebo Area	-2,569.23
Renovations:3000 Exteriors:3039 Misc.	-6,735.88
Renovations:3000 Exteriors:3040 Doors	-10,749.53
Renovations:3000 Exteriors:3041 Fascia	-36.74
Renovations:4000 Interiors:4040 Appliances	-99,027.16
Renovations:4000 Interiors:4041 Flooring	-10,443.46
Renovations:4000 Interiors:4042 Paint	-5,465.18
Renovations:4000 Interiors:4043 Doors	-8,280.25
Renovations:4000 Interiors:4044 Door Hardware	-378.52
Renovations:4000 Interiors:4045 Countertops	-2,553.12
Renovations:4000 Interiors:4046 Cabinet Paint and Hardware	-6,371.71
Renovations:4000 Interiors:4047 Window Coverings	-5,871.67
Renovations:4000 Interiors:4048 Bath Vanity Top	-2,347.43
Renovations:4000 Interiors:4049 Towel Racks, etc	-2,289.39
Renovations:4000 Interiors:4050 AC Units	-19,182.04
Renovations:4000 Interiors:4051 Misc. Plum. and Elect.	-3,990.41
Renovations:4000 Interiors:4052 Lighting	-8,126.48
Renovations:4000 Interiors:4053 Final Cleans	-225.00
Renovations:4000 Interiors:4054 Toilets	-3,768.05
Renovations:4000 Interiors:4055 Unexpected Plumbing	-750.00
Renovations:4000 Interiors:4055 Unexpected Plumbing:Tub Refinishing	-2,631.92
Renovations:4000 Interiors:4055 Unexpected Plumbing:Washer/Dryers	-15,846.93
Renovations:4000 Interiors:4056 New Interior Walls	-7,041.51
Renovations:5000 Common Area	-1,475.00
Renovations:5000 Common Area:5050 Gym Unit Conversion	-4,776.06
Renovations:5000 Common Area:5051 Bfast area conv. to Gym	-1,441.98
Renovations:5000 Common Area:5052 Clubhouse Upgrades	-2,647.64
Renovations:5000 Common Area:5053 Conference Room Upgrades	-4,215.57
Renovations:5000 Common Area:5054 Co-Work Office Clean up	-17,087.48
Renovations:5000 Common Area:5055 Mailboxes	-23,164.77
Renovations:5000 Common Area:5056 Package Delivery Boxes	-370.00
Renovations:5000 Common Area:Internet Installation	-30,691.44
Net cash provided by investing activities	**$ -431,045.01**
FINANCING ACTIVITIES	
Holdback	310,126.57
Reserves	244,271.54
Preferred Equity:Arizona Crowdfunding	-15,000.00
Preferred Equity:Arizona Crowdfunding:Distribution	-167,720.00
Preferred Equity:Fund	1,050,000.00
Preferred Equity:Fund:Fund Distributions	-121,700.00
Preferred Equity:National Offering	146,000.00
Preferred Equity:National Offering:Distributions	-31,490.00
Net cash provided by financing activities	**$1,414,488.11**

Venture on Country Club

Statement of Cash Flows
January - December 2022

	TOTAL
NET CASH INCREASE FOR PERIOD	**$20,474.67**
Cash at beginning of period	139,149.61
CASH AT END OF PERIOD	**$159,624.28**

Doc ID: 33b5e7ac2d6ee72977f74cf53590db9abec9ee74

EXHIBIT D: LLC OPERATING AGREEMENT

This is an Agreement, entered into effective on June 25, 2021, by and among Venture on Country Club LLC, an Arizona limited liability company (the "Company"), Neighborhood Management, LLC, an Arizona limited liability company ("Neighborhood Management"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager, which may include Neighborhood Management and its affiliates. Neighborhood Management and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "operating agreement" of the Company within the meaning of A.R.S. § 29-3102(17).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

    1.1. **Continuation of Limited Liability Company**. The Members agree to continue the Company in accordance with and pursuant to the Arizona Limited Liability Company Act (the "Act") for the purposes set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with A.R.S. §29-3105(A)(3), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

    1.2. **Name**. The name of the Company shall be "Venture on Country Club LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

    1.3. **Purpose**. The purpose of the Company shall be to acquire, own, operate, and eventually sell the property located at 1410 S Country Club Drive, Mesa, AZ 85210 (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

    1.4. **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2. **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

    2.1. **Initial Contributions**. Neighborhood Management shall not be required to contribute any

capital to the Company, but may contribute capital as an Investor Member. Each of the other Investor Members has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The capital contributions of the Investor Members are referred to as "Capital Contributions."

2.2. **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**.

2.3.1. **In General**. Neighborhood Management or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) eight percent (8%) per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Investor Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his or its capital.

2.5.   **No Third Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. The limited liability company interests of the Company shall consist of Ten Thousand Five Hundred (10,500) "Shares," of which Ten Thousand (10,000) shall be designated as "Investor Shares") and Five Hundred (500) as "Common Shares." The Common Shares shall be, and are, owned by Neighborhood Management, while the Investor Shares shall be owned by the Investor Members (which may include Neighborhood Management and its affiliates) in proportion to their Capital Contributions.

3.2.   **Termination of Interest**. Upon the first date (if any) that an Investor Member has achieved the Target IRR (as defined in Article Four) (i) the Investor Shares owned by such Investor Member shall be deemed to have been returned to the Company, and (ii) such Investor Member shall no longer be treated as an Investor Member.

3.3.   **Other Classes**. The Manager may create classes of limited liability company interest other than Shares, with such rights and preferences as the Manager may determine in its sole discretion.

3.4.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member, and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **In General**. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a)   First, the Available Cash shall be distributed to the Investor Members until each Investor Member has achieved the Target IRR.

(b)   Second, the balance of the Available Cash, if any, shall be distributed to Neighborhood Management.

4.1.2.   **Distributions Among Contributing Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective ownership of Investor Shares.

4.1.3.   **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a)   "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b)   "Investor IRR" means the IRR of a Investor Member as of the date of any distribution, taking into account such Investor Member's Capital Contribution and all distributions made to such Investor Member, and assuming the value of such Investor Member's Investor Shares is zero ($0).

(c)   "IRR" means internal rate of return, calculated using the XIRR function of Microsoft Excel.

(d)   "Target IRR" means an Investor IRR of twelve percent (12%).

4.1.4.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6.   **Assets Distributed In Kind**. If the Company distributes non-cash assets to the Members,

including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

  4.1.7. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

  4.1.8. **Other Rules Governing Distributions**. No distribution prohibited by A.R.S. §29-3405 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by A.R.S. §29-3405 shall be liable as provided in A.R.S. §29-3406.

 4.2. **Allocations of Profits and Losses**.

  4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

  4.2.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

  4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member

if the Issuance Items had not been realized.

4.2.4.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Neighborhood Management acting as the "manager" of the Company within the meaning of A.R.S. §29-3102(12). In that capacity, Neighborhood Management is referred to in this Agreement as the "Manager."

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Project; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Project, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company; and (xiii) dissolve the Company.

5.2.   **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation

shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.   **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Investor Shares.

5.5.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6.   **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8.   **Compensation of Manager and its Affiliates**. The Manager and its affiliates shall be entitled to the following compensation from the Company:

5.8.1.   **Acquisition Fee**. An acquisition fee, payable upon the acquisition of the Project, equal to the sum of:

(a)   The greater of (i) six percent (6%) of the aggregate Capital Contributions of Investor Members who acquired their Investor Shares pursuant to A.R.S. §44-1844(A)(22), or (ii) Fifty Thousand Dollars ($50,000); plus

(b)   Six percent (6%) of the Capital Contribution of Neighborhood Ventures Fund,

5.8.2.   **Investor Relations and Technology Fee.** An investor relations and technology fee, payable upon the disposition of the Project, equal to the greater of (i) three percent (3%) of the aggregate Capital Contributions of Investor Members who acquired their Investor Shares pursuant to A.R.S. §44-1844(A)(22), or (ii) Twenty Five Thousand Dollars ($25,000).

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or

in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may

be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

(g)   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.4.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Class A Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary

nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that A Class A Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4. **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Investor Shares in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5. **Right of Inspection**.

7.5.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for

any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.   **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.6.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the

Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.6.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Voluntary Transfers**.

8.1.1.   **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his, her, or its Investor Shares without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his, her, or its Investor Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2.   **First Right of Refusal**.

(a)   **In General**. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Investor Shares (the "Transfer Interest"), then he, she, or it shall notify the Manager, specifying the Investor Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager (or a person designated by the Manager) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3)   If the Manager elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3.   **Conditions of Transfer**. A transfer of Investor Shares shall be effective only if:

(a)   The transferor has notified the Manager of the proposed transfer at least thirty (30) business days in advance, describing the terms and conditions of the proposed transfer and any other information reasonably requested by the Manager;

(b)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(c)   A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(d)   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(e)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.4.   **Admission of Transferee**. Any permitted transferee of Investor Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

provided, *however*, that in the case of a transfer pursuant to section 8.1.5(a), (i) the transferred Investor Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Investor Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6.   **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance

of new interests), as well as to direct transfers. A "<u>Special Purpose Entity</u>" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7.   **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2.   **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Investor Shares, nor give the Member (or his heirs, assigns, or representatives) the right to sell such Investor Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Investor Shares.

8.4.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have under the Act or otherwise, as well as any "dissenter's rights."

8.5.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Investor Shares of the Company, then, upon notice of the sale or other disposition, each Member, or each Investor Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member, or Investor Member, shall represent that he, she, or it owns his, her, or its Investor Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member, or Investor Member, shall grant to the Manager a power of attorney to act on behalf of such Member, Investor Member, in connection with such sale or other disposition; and (iv) each Member, or Investor Member, shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager

described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6.   **Mandatory Redemptions**.

8.6.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Investor Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Investor Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3.   **Purchase Price and Payment**. In the case of any purchase of Investor Shares described in this section 8.6 (i) the purchase price of the Investor Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Investor Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7.   **Section 1031 Exchange**. The Manager may exchange the Property for other property in a transaction described in Code section 1031, but only if, in connection with such transaction, each Investor Member is given the option to sell all (but not less than all) his, her, or its Investor Shares back to the Company for an amount equal to the amount such Investor Member would receive if all the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company.

8.8.   **Fair Market Value of Assets**.

8.8.1.   **In General**. For purposes of section 8.5, section 8.6.3, and section 8.7, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Investor Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If

they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty-five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.8.2. **Special Rules**.

(a) **Designation of Representative**. If the Investor Shares of more than one Investor Member are being purchased, then all such Members shall select a single representative, voting on the basis of the Investor Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.8.3. **Cost of Appraisals**. The Company on one hand and the Investor Member(s) whose Investor Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.8.1. If a third appraiser is required, the parties shall share the cost equally.

8.9. **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers Investor Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make

final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed;

and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Investor Shares except that, where the assignee of the Investor Shares owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

11.   **ARTICLE ELEVEN: MISCELLANEOUS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5.   An amendment that adds to its own obligations or responsibilities;

11.1.6.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.7.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.8.   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.9.   A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.10. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.11. An amendment that conforms to any disclosure document provided by the Company to prospective investors;

11.1.12. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.13. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Investor Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Investor Members, other than amendments described in section 11.4, shall require the consent of the Manager and Investor Members holding a majority of the Investor Shares.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Investor Members without the consent of any other Investor Member, provided that any such increase does not decrease the distributions to any other Investor Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Investor Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Investor Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Investor Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Investor Members, the Manager shall notify each affected Investor Member, specifying the proposed amendment and the reason(s) why the Manager believes the amendment is in the best interest of the Company. At the written request of Investor Members holding at least Twenty Percent (20%) of the Investor Shares, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If the Manager proposes an amendment that is not approved by the Investor Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being

deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of Arizona without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Arizona courts or the Federal courts located in or most geographically convenient to Phoenix, Arizona, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Arizona law.

12.4. **Waiver of Jury Trial**.   EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by

Investor Members through the execution of a separate Investment Agreement.

12.11. **Legal Representation**. The Company and the Manager have been represented by Lex Nova Law LLC in connection with the preparation of this Agreement. Each Investor Member (i) represents that such Investor Member has not been represented by Lex Nova Law LLC in connection with the preparation of this Agreement, (ii) agrees that Lex Nova Law LLC may represent the Company and/or the Manager in the event of a dispute involving such Investor Member, and (iii) acknowledges that such Investor Member has been advised to seek separate counsel in connection with this Agreement.

12.12. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.13. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


VENTURE ON COUNTRY CLUB LLC


By: Neighborhood Management, LLC, As Manager

By _____

Jamison Manwaring, Manager

NEIGHBORHOOD MANAGEMENT, LLC

By _____

Jamison Manwaring, Manager

EXHIBIT E: SALES COMPARABLES

ABI Multifamily
Apartment Brokerage & Advisory Firm

Market Comparable Report

Property	Unit Mix	Status	Price	Price/Unit	Price/SF
S) 1410 South Country Club Drive Mesa, AZ 85210 Hot Water: Boiler	34 0/1 74 1/1 12 2/2	**In Escrow 8/21** 120 Units 56,735 SF Built in 1985	$13,200,000	$110,000	$232.66
1) 10|Ten on Main 1006 West Main Street Mesa, AZ 85201 Electric: Individual Property Water: Master A/C: Individual Heat: Individual Hot Water: Individual - Electric	24 1/1 60 2/2	**Closed 5/21** 84 Units 63,780 SF Built in 1986	$13,150,000	$156,548	$206.18
2) Tierra del Sol 1711 South Extension Road Mesa, AZ 85210 Electric: Individual Property Water: Master A/C: Individual Heat: Individual Hot Water: Individual	92 1/1 184 2/2	**Closed 3/21** 276 Units 259,898 SF Built in 1985	$65,800,000	$238,406	$253.18
3) Sunnybrook 123 North Robson Street Mesa, AZ 85201 Electric: Individual Property Water: Master A/C: Individual Heat: Individual Hot Water: Individual	10 0/1 73 1/1 20 2/1	**Closed 3/21** 103 Units 65,210 SF Built in 1968	$16,500,000	$160,194	$253.03
4) Indigo Springs 1464 South Stapley Drive Mesa, AZ 85204 Electric: Individual Property Water: Individual A/C: Individual Heat: Individual	90 1/1 120 2/2 30 3/2	**Closed 1/21** 240 Units 216,242 SF Built in 2000	$56,400,000	$235,000	$260.82

Market Comparable Report

ABI Multifamily®
Apartment Brokerage & Advisory Firm

Property	Unit Mix	Status	Price	Price/Unit	Price/SF
5) **Urban Trails at the District** 1620 West Southern Avenue Mesa, AZ 85202 Electric: Individual Property Water: Master A/C: Individual Heat: Individual Hot Water: Individual	32 0/1 76 1/1 48 2/1	**Closed 9/20** 156 Units 110,960 SF Built in 1974	$24,000,000	$153,846	$216.29
Averages:		**172 Units** **219,495 SF** **Built in 1983**	**$35,170,000**	**$204,715**	**$245.57**
Subject:		**120 Units** **56,735 SF** **Built in 1985**	**$13,200,000**	**$110,000**	**$232.66**

Legend:
- S — 1410 South Country Club Drive
- 1 — 10|Ten on Main
- 2 — Tierra del Sol
- 3 — Sunnybrook
- 4 — Indigo Springs
- 5 — Urban Trails at the District

EXHIBIT F: RENTAL COMPARABLES

6/2/2021

ABI Multifamily

Rent Comparable Report



ABI Multifamily

Apartment Brokerage & Advisory Firm

Property | **Mix**



S)

American Inn & Suites
1410 South Country Club Drive
Mesa, AZ 85210

Units: 120
Year Built: 1985

Hot Water: Boiler

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
34	0/1	325	$800-$815	11,050	$2.49	From Diana Creason
73	1/1	495	$825-$850	36,135	$1.69	From Diana Creason
1	1/1	550	$850-$900	550	$1.59	In-Suite W/D (Manager's Unit)
12	2/2	750	$925-$1,000	9,000	$1.28	From Diana Creason
120		Avg:**473**	Avg:**$842**	**56,735**	Avg:**$1.78**	

Renovations: Concessions: Application Fee: Administration Fee: Security Deposit: W/S/T: W/D: Pets: Yes/No Pet Fee: Pet Deposit: Pet Rent: Occupancy:



1)

Pebble Creek
950 East Southern Avenue
Mesa, AZ 85204

Units: 122
Year Built: 1985
Occupancy: 97%

Electric: Individual
Property Water: Master
A/C: Individual
Heat: Individual
Hot Water: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
10	0/1	425	$832	4,250	$1.96	
36	1/1	580	$885	20,880	$1.53	
16	1/1	630	$1,001	10,080	$1.59	
16	2/1	760	$1,009	12,160	$1.33	
28	2/1	780	$1,233	21,840	$1.58	
16	2/2	920	$1,204	14,720	$1.31	
122		Avg:**688**	Avg:**$1,034**	**83,930**	Avg:**$1.50**	

Renovations: 102 units have been upgraded with wood-style flooring, upgraded cabinetry and countertops, stainless-steel appliances, and upgraded lighting & fixtures. The additional 20 units are being renovated as they are vacated; Concessions: None; Application Fee: $45; Administration Fee: $200; Security Deposit: $300 - 1x month's rent OAC; W/S/T: Flate Rate: Studio: $40/m, 1 bedroom: $50/m, 2 bedroom: $60/m; W/D: Machines present in a few select units, laundry facilities on site; Pets: Yes; Pet Fee: $200 non-refundable; Pet Rent: $25/m; Occupancy: 98%

2)

Urban Trails at the District
1620 West Southern Avenue
Mesa, AZ 85202

Units: 156
Year Built: 1974
Occupancy: 96%

Electric: Individual
Property Water: Master
A/C: Individual
Heat: Individual
Hot Water: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
32	0/1	460	$610	14,720	$1.33	
76	1/1	660	$740	50,160	$1.12	
48	2/1	960	$870	46,080	$0.91	
156		Avg:**711**	Avg:**$753**	**110,960**	Avg:**$1.06**	

Concessions: $75 Admin fee OAC; App Fee: $40/adult; Admin Fee: $150; 1st Floor Premium: $10 additional; Upgrades: Quartz countertops, vinyl flooring in select units; Sec Dep: $87.50 Sure Deposit or $500; W/S/T: RUBS - Range of $80-150 Washer/Dryer: None - Laundry Facilities x 2; Pets: Yes; Pet Fee: $87.50; Pet Dep: $200; Pet Rent: $25/pet/month (below 30 lbs., 2 pet max/unit, breed restrictions)



3)

Stonegate
825 South Alma School Road
Mesa, AZ 85210

Units: 222
Year Built: 1978
Occupancy: 97%

Electric: Individual
Property Water: Master
A/C: Individual
Heat: Individual
Hot Water: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
94	0/1	440	$709-$759	41,360	$1.67	
96	1/1	705	$794-$898	67,680	$1.20	Unfurnished - Furnished
32	2/2	900	$1,099-$1,299	28,800	$1.33	Unfurnished - Furnished
222		Avg:**621**	Avg:**$849**	**137,840**	Avg:**$1.37**	

Renovations: All units have been upgraded with new black and silver appliances, white cabinets, granite or resurfaced laminate countertops, vinyl wood plank floors, and new fixtures; Concessions: None; Application Fee: Waived; Administration Fee: Waived; Security Deposit: $600, OAC; W/S/T: Included in rent; W/D: Stacked machines present in select units. There is currently no fixed premium for units with machines. 3 laundry facilities on-site; Pets: Yes; Pet Fee: None; Pet Deposit: 1 pet - $400 | 2 pets - $500 refundable; Pet Rent: $30/pet/month; Occupancy: 96%

4)

Tides on Country Club
901 South Country Club Drive
Mesa, AZ 85210

Units: 582
Year Built: 1986
Occupancy: 92%

Electric: Individual
Property Water: Master
A/C: Individual
Heat: Individual
Hot Water: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
120	0/1	418	$645-$838	50,160	$1.78	
135	1/1	456	$712-$940	61,560	$1.81	
135	1/1	618	$767-$1,085	83,430	$1.50	
132	1/1	586	$770-$984	77,352	$1.50	
60	2/1	759	$1,013-$1,456	45,540	$1.63	
582		Avg:**546**	Avg:**$885**	**318,042**	Avg:**$1.62**	

Renovations: Laminate countertops, black appliances, white designer cabinetry, vinyl wood plank flooring, and carpeting in the bedrooms; Concessions: None; Application Fee: $50; Administration Fee: $150; Security Deposit: W/S/T: Included in rent; W/D: Laundry facilities on-site Pets: Yes; Pet Fee: $200 non-refundable; Pet Deposit: $75 non-refundable; Pet Rent: $35/pet/month; Occupancy: 93%

5)

Sandstone
1727 West Emelita Avenue
Mesa, AZ 85202

Units: 234
Year Built: 1986
Occupancy: 95%

Electric: Individual
Property Water: Master
A/C: Individual
Heat: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
72	0/1	550	$724-$779	39,600	$1.37	
110	1/1	620	$784-$818	68,200	$1.29	
18	1/1	550	$738-$864	9,900	$1.46	
30	2/2	920	$920-$1,030	27,600	$1.06	
4	2/2	1,020	$995-$1,060	4,080	$1.01	
234		Avg:**638**	Avg:**$812**	**149,380**	Avg:**$1.27**	

Renovations: varies, stainless steel appliances, tile back splash, faux wood vinyl plank flooring, repainted white cabinets, new or resurfaced counter tops; Concessions: None Application Fee: $40 Administration Fee: $150 Security Deposit: up to one month's rent OAC W/S/T: RUBS; W/D: in studio and 2 bedrooms, laundry facilities available on site. Pets: Yes Pet Fee: $150 non-refundable Pet Deposit:$150 refundable Pet Rent: $20/month Occupancy: 95% Notes: Rent differential represents renovated and non-renovated units;

Rent Comparable Report



ABI Multifamily

Property	Mix

6)



Villetta
1840 West Emelita Avenue
Mesa, AZ 85202

Units: 352
Year Built: 1983
Occupancy: 99%

Electric: Individual
Property Water: Master
A/C: Individual
Heat: Individual
Hot Water: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
24	0/1	413	$747-$1,011	9,912	$2.13	
112	1/1	658	$929-$1,047	73,696	$1.50	
48	1/1	611	$728-$976	29,328	$1.39	Leasing Office
54	2/1	850	$874-$927	45,900	$1.06	
98	2/2	900	$1,023-$1,145	88,200	$1.20	Leasing Office
16	2/2	968	$1,042	15,488	$1.08	Yardi
352		Avg: **746**	Avg: **$978**	**262,524**	Avg: **$1.31**	

Renovations: upgrades include (basic, partial and fully renovated): fully renovated upgrades include all black appliances, new cabinets, new hardware, lighting fixtures, granite counter-tops, fixtures, paint, faux wood vinyl plank flooring; Concessions: none; Application Fee: $50; Administration Fee: $150; Security Deposit: up to one month's rent OAC; W/S/T: RUBS; W/D: laundry facilities on site; Pets: Yes; Pet Fee: $150 non refundable; Pet Deposit: $150 refundable; Pet Rent: $25/pet/month; Occupancy: 94%; Notes: Rent ranges represent classic-fully renovated or classic-partially renovated according to available rent data;

7)



Sorrento
901 South Dobson Road
Mesa, AZ 85202

Units: 226
Year Built: 1983
Occupancy: 94%

Electric: Individual
Property Water: Individual
A/C: Individual
Heat: Individual
Hot Water: Individual

Units	Bed/Bath	SF	Rent	Total SF	Rent/SF	Notes
18	0/1	413	$940	7,434	$2.28	
34	1/1	611	$970	20,774	$1.59	
64	1/1	658	$985	42,112	$1.50	
42	2/1	850	$1,345-$1,460	35,700	$1.65	
52	2/2	900	$1,250	46,800	$1.39	
16	2/2	969	$1,285	15,504	$1.33	
226		Avg: **745**	Avg: **$1,139**	**168,324**	Avg: **$1.53**	

Renovations: Minor renovation include - Grey wood floors, new cabinetry and upgraded light fixtures; Concessions: None; Application Fee: $55; Administration Fee: $150; Security Deposit: $250 up to one month's rent OAC; W/S/T: Individually metered; W/D: Laundry facility on-site; Pets: Yes; Pet Fee: $300 non-refundable; Pet Rent: $25/m; Occupancy: 98%

	Summary		Studios				1 Bed / 1 Bath			
	Occupancy	Year Built	Total Units	Avg. SF	Avg. Rent	Avg. $/SF	Total Units	Avg. SF	Avg. Rent	Avg. $/SF
Averages:	96%	1982	370	453	$751	$1.66	1,012	608	$877	$1.44
Subject:		1985	34	325	$808	$2.49	74	496	$838	$1.69

	Summary		2 Bed / 1 Bath				2 Bed / 2 Bath			
	Occupancy	Year Built	Total Units	Avg. SF	Avg. Rent	Avg. $/SF	Total Units	Avg. SF	Avg. Rent	Avg. $/SF
Averages:	96%	1982	248	836	$1,105	$1.32	264	914	$1,134	$1.24
Subject:		1985					12	750	$963	$1.28



S American Inn & Suites
1 Pebble Creek
2 Urban Trails at the District
3 Stonegate
4 Tides on Country Club
5 Sandstone
6 Villetta
7 Sorrento
W Broadway Rd
W 8th Ave
E 8th Ave
Superstition Fwy
W Baseline Rd
E Baseline Rd
Southern Palms Trailer Park
Sagewood
Parkview Mesa
McQueen
Fiesta Mall
Mesa Arizona Temple
S Mesa Dr
© Mapbox, © OpenStreetMap

Doc ID: 33b5e7ac2d6ee72977f74cf53590db9abec9ee74



Title	Form CAR Venture on Country Club
File name	formcar_Venture on CC_for_signature.pdf
Document ID	33b5e7ac2d6ee72977f74cf53590db9abec9ee74
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**03 / 24 / 2023** 21:02:33 UTC	Sent for signature to Jamison Manwaring (jamison@neighborhood.ventures) from eve@nowall.com IP: 71.182.205.14
VIEWED	**03 / 24 / 2023** 22:21:41 UTC	Viewed by Jamison Manwaring (jamison@neighborhood.ventures) IP: 63.230.239.135
SIGNED	**03 / 24 / 2023** 22:21:54 UTC	Signed by Jamison Manwaring (jamison@neighborhood.ventures) IP: 63.230.239.135
COMPLETED	**03 / 24 / 2023** 22:21:54 UTC	The document has been completed.